UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the month of September, 2003
                        Commission File Number 000-30735
                            REDIFF.COM INDIA LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                           Mumbai, Maharashtra, India
                 (Jurisdiction of incorporation or organization)

                          Mahalaxmi Engineering Estate,
                        1st Floor, L. J. First Cross Road
                       Mahim (West), Mumbai 400 016, India
            +91-22-444-9144 (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.
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ITEM 5: Other Events

Rediff.com India Limited held its Annual General Meeting of its shareholders on Monday, September 29, 2003, at 11:00 a.m. IST at its Registered Office at Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India. A copy of its Annual Report for the year ended March 31, 2003 is attached as Exhibit 99.1.

ITEM 7: Financial Statements, Pro Forma Financial Information and Exhibits

     (c)  Exhibits:

99.1 Annual Report for the year ended March 31, 2003.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: October 6, 2003                         REDIFF.COM INDIA LIMITED

                                            By: /s/ Joy Basu
                                               ------------------------
                                               Joy Basu
                                               Chief Financial Officer




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                                 EXHIBIT INDEX


EXHIBIT
NUMBER             DESCRIPTION OF DOCUMENT
------             -----------------------
99.1               Annual Report for year 2002-03.



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                                  EXHIBIT 99.1

                                (To be enclosed)


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